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SEC Mail Processing Section

FEB 29 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DNB Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, 31st Floor
(No. and Street)

New York	New York	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Hill 212-681-3849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Ald
3/9

OATH OR AFFIRMATION

I, Ted Jadick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DNB Markets, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Executive Officer
Title

[signature]
Notary Public

CAROL JEANNE KAVANAGH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KA6214936
Qualified in Queens County
My Commission Expires December 21, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

DNB Markets, Inc.
December 31, 2011
With Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

DNB Markets, Inc.

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
DNB Markets, Inc.

We have audited the accompanying statement of financial condition of DNB Markets, Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DNB Markets, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2012

DNB Markets, Inc.

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 54,668,320
Deposit with clearing broker	1,000,000
Commissions receivable	92,016
Fail to deliver	388,715
Investment banking and advisory fees receivable	3,857,238
Taxes receivable and deferred tax asset	4,336,273
Fixed assets, at cost (net of accumulated depreciation and amortization of $166,423)	413,601
Prepaid expenses and other assets	168,116
Total assets	$ 64,924,279
Liabilities and stockholder's equity	
Accrued expenses and interest payable	$ 5,637,249
Amounts payable related to fail to deliver	388,715
	6,025,964
Subordinated borrowings from Parent	40,000,000
Stockholder's equity:	
Common stock – $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid in capital	365,366
Retained earnings	18,531,949
Total stockholder's equity	18,898,315
Total liabilities and stockholder's equity	$ 64,924,279

The accompany notes are an integral part of this statement of financial condition.

DNB Markets, Inc.

Notes to Statement of Financial Condition

December 31, 2011

1. Nature of Operations and Organization

DNB Markets, Inc. (the "Company") is a wholly owned subsidiary of DNB Bank ASA (the "Parent") based in Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a corporation. The Parent owns 100% of all membership interests in the Company.

The Company is based in the United States and conducts business from its main office in New York City, its branch office in Houston, Texas, and its Office of Supervisory Jurisdiction in London, England, which was registered on March 26, 2010. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003.

The Company engages primarily in providing advisory services and the underwriting and distribution and trading of securities. In the fourth quarter of 2009, the Company established a sales desk in New York for the trading of non-U.S. equity and fixed-income securities by Major U.S. Institutional Investors, as defined in Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6") and clients eligible to open an "institutional account" as defined in NASD Rule 3110. The Company clears all trades on a DVP/RVP basis through the Parent and does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3.

In the first quarter of 2011, the Company secured final approval from FINRA for the expansion of its business operations by modifying its existing Membership Agreement to permit the solicitation of U.S. institutional investors to establish and maintain accounts on a fully disclosed basis with a registered clearing firm for the purpose of purchasing and selling of U.S. equity and debt securities pursuant to (k)(2)(ii) of Rule 15c3-3. Goldman Sachs Execution & Clearing, L.P. ("GSEC"), acts as the Company's clearing-broker for such activity.

The Company also engages in the following business activities through its Debt Capital Markets ("DCM") department: the introduction of Norwegian companies to U.S. financial institutions; participating from time to time in underwritings of corporate debt securities in the United States as a selling group or syndicate member; U.S. debt securities advisory services (debt structuring and debt raising); and the arrangement and sale of syndicated loans.

2. Significant Accounting Policies

The accompanying Statement of Financial Condition may not necessarily be indicative of the condition that may have existed if the Company had been operated as an unaffiliated entity.

Use of Estimates and Indemnifications

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent; however, actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management believes the risk of loss is remote.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. At December 31, 2011, cash equivalents included $33 million in a money market fund which invests in securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements collateralized by such securities.

Investment Banking and Advisory Fees Receivable

Investment banking and advisory fees receivable includes receivables relating to the Company's investment banking and advisory engagements. The Company evaluates the collectability of receivables and records an allowance for doubtful accounts on these receivables on a specific identification basis.

Commissions Receivable

Commission income recognized but not yet received is recorded as a receivable on the Statement of Financial Condition.

2. Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on automobiles, equipment, and computer hardware are calculated on a straight-line basis using estimated useful lives of 2 to 4 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximates their carrying value, as such financial instruments are short term in nature.

3. Deposit with Clearing Broker

The Company maintains a required pre-determined sum of money deposited with its clearing broker, GSEC, which acts as collateral against any losses that could be incurred by GSEC for which it is entitled to be indemnified by the Company. At December 31, 2011, the Company had $1.0 million deposited with GSEC. The deposit does not represent an ownership interest in GSEC.

4. Related Party Transactions

The Company has entered into several subordinated loan agreements with the Parent. Effective January 1, 2013, each of the agreements were amended to extend the maturity date to December 31, 2016. The interest rate on these loans is LIBOR plus 50 basis points. As of December 31, 2011, the outstanding amounts on these loans were $10.0 million with interest accruing at 1.07% (based on 3 month LIBOR) and $20.0 million with interest accruing at 0.79% (based on 1 month LIBOR). The loans' carrying values approximate their fair value.

The Parent has also granted credit lines of $10.0 and $80.0 million to the Company. Effective January 1, 2013, each agreement was amended to extend the maturity dates to December 31, 2016. The interest rate on the outstanding principal under each agreement is the rate agreed to at the time of drawing. As of December 31, 2011, there was an outstanding balance of $10.0 million on these lines of credit with interest accruing at 0.79%.

The loans are subordinated to claims of general creditors, are covered by an agreement approved by the FINRA and are included by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has entered into an agreement with DNB Bank ASA, New York Branch, whereby the Branch provides the Company with certain services which include but are not limited to, shared occupancy and administrative services including payroll, employee benefits, accounting and cash management, financial and credit services, purchasing and/or leasing of equipment, use of its information technology systems, and record storage.

4. Related Party Transactions (continued)

The Company has entered into an agreement with the Parent, whereby certain services and computer software will be available for use and provided by the Parent, and the Company will compensate the Parent for such use. These services include but are not limited to, systems development and maintenance costs, use of the Parent's Order Management System, and market support and clearing.

The Company has entered into an agreement with DNB Bank ASA, London Branch effective April 1, 2010, whereby a registered representative of the London Branch provides U.S. customer soliciting activities for the Company and the Company compensates London for all direct and indirect costs associated with the provision of administrative services, provision of office space, compensation, and other support and any corresponding liabilities related to the U.S.-oriented activities of the registered representative of the London Branch.

The Company has entered into an agreement with DNB Bank ASA, New York Branch effective October 20, 2010, whereby the Company acts as a debt capital market product specialist and advisor, provides a full range of debt advisory services and manages all aspects of the loan syndication process in return for fees specified for each applicable transaction.

5. Fixed Assets

At December 31, 2011, fixed assets are comprised of the following:

Computer hardware	$ 125,090
Leasehold improvements	431,170
Equipment	13,759
Furniture	10,005
Total Cost	580,024
Less accumulated depreciation and amortization	166,423
Total cost, net of accumulated depreciation and amortization	$ 413,601

6. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to overall valuation.

The three tier hierarchy of inputs is summarized below:

> *Level 1*: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;
>
> *Level 2*: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;
>
> *Level 3*: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2011, the Company did not own any assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. The carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value. The Company's cash equivalents are categorized as Level 1 assets as the net asset value of a share in the money market fund is quoted and not subject to redemption restrictions.

7. Income Taxes

At December 31, 2011, the Company recorded a deferred tax asset of $1,743,662, which primarily relates to accrued bonus compensation not yet deductible for tax purposes. The Company recorded a deferred tax liability of $246,718 which primarily results from a change in the accounting method (for income tax purposes only) related to its accrued bonus compensation). At December 31, 2011, the Company did not have a valuation allowance for the deferred tax assets as it is, more likely than not, that it will be fully realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2011. Accordingly, the Company did not accrue any interest or penalties for the year ended December 31, 2011.

The Internal Revenue Service began an audit of the Company's federal tax returns for the 2010 tax year. No assessments have been given by the date of this filing. Tax returns filed with each jurisdiction remain open to examination under the normal three-year statute of limitations.

8. Commitments and Contingencies

The Company subleases office space under an Amended and Restated Sublease with DNB Bank ASA, New York Branch, dated as of March 29, 2010, the lease term of which commenced on April 1, 2010, and will expire on May 14, 2021.

As of December 31, 2011, the minimum annual rental commitments, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year ending December 31:	
2012	$ 298,956
2013	298,956
2014	298,956
2015	298,956
2016	298,956
Thereafter	1,606,889
Total minimum future rental payments	$ 3,101,669

8. Commitments and Contingencies (continued)

Clearing Broker Indemnification

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify GSEC for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions.

Lehman Litigation Matter

The Company was added as a defendant in an amended complaint filed on October 27, 2008, in a putative class action pending in the U.S. District Court for the Southern District of New York brought on behalf of purchasers of various Lehman Brothers Holdings Inc. ("Lehman") debt and equity securities. The complaint alleges that the Company underwrote and sold $25 million of Lehman 6.875% Notes in an April 2008 offering.

The defendants in the action include certain of Lehman's officers and directors, and numerous underwriters who participated in one or many of multiple debt and equity security offerings by Lehman during the purported class period. The complaint alleges violations of Section 11 and Section 12(a)(2) of the Securities Act of 1933 against all defendants, including the Company. The complaint seeks, among other things, unspecified compensatory and/or rescission damages.

On January 9, 2009, the Court consolidated the action in which the Company was named as a defendant with other actions relating to the sale of Lehman securities. A second amended complaint in the consolidated action was filed on February 23, 2009.

On April 27, 2009, a motion to dismiss the Securities Act claims levied against the underwriters was filed. The motion was fully briefed as of July 31, 2009, and oral argument was held on January 26, 2010.

In light of new facts unearthed by the publication of the Lehman Bankruptcy Examiner's report, on April 23, 2010, the Lead Plaintiffs' counsel filed a third amended complaint (the "TAC"). The motion to dismiss the TAC (the "Motion") was fully briefed on July 13, 2010.

8. Commitments and Contingencies (continued)

Lehman Litigation Matter (continued)

The Motion was denied in large part. On December 2nd, 2011, the class plaintiffs and nearly all of the defendants, including the Company, entered into a settlement agreement, the key component of which is the creation of a $417 million settlement fund. The Company has funded its share into escrow. Consummation of the settlement is subject to certain conditions precedent, most significantly being court approval. A court hearing to approve the settlement is expected to occur no earlier than April 2012. As of December 31, 2011, the Company has $3,175,354 in escrow for the proposed settlement.

Guaranteed Compensation

At December 31, 2011, the Company has entered into guaranteed compensation arrangements with certain employees, totaling $2,419,611, of which $1,160,000 was included in Accrued expense and interest payable on the Statement of Financial Condition. Subsequent to December 31, 2011, the Company entered into an additional guaranteed compensation arrangement totaling $200,000.

9. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004. Eligible employees electing to enroll in this plan may receive an employer match of 100% up to 10% of the employees' salary, capped at the annual deferral limit, as defined.

The Company's employees participate in the Parent's noncontributory defined benefit pension plan administered and funded by the Parent.

10. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to financial advisory services.

11. Regulatory Requirements

As a registered broker-dealer and a member of the FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. As of December 31, 2011, the Company had net capital of $49,353,913 which exceeded the regulatory requirement by $49,103,913. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

Proprietary balances held at GSEC, or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and GSEC, which require, among other things, that GSEC perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

12. Subsequent Events

The Company evaluated subsequent events and found no material impact to the Company's financial condition.

Ernst & Young LLP

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